UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 14f-1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         Fast Eddie Racing Stables, Inc.
         Exact name of registrant as specified in its corporate charter)


                         Commission File No.: 2-97360-A


          Florida                                                59-2091510
(State or other jurisdiction of                                I.R.S. Employer
Incorporation or Organization)                               Identification No.)


        211 West Wall Street
        Midland, TX 79701-4556                                   79701-4556
(Address of Principal Executive Offices)                         (Zip Code)


                                 (432) 682-1761
              (Registrant's telephone number, including area code)


          (Former name or former address, if changed since last report)



                                February 23, 2005

                         Fast Eddie Racing Stables, Inc.

                                 Schedule 14f-1

                                  INTRODUCTION

     This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, in connection with proposed: (i) changes in membership of the board of directors of Fast Eddie Racing Stables, Inc.; and (ii) change in control of Fast Eddie Racing Stables, Inc. The date of this information statement is February 23, 2005.

     This information statement is being mailed to stockholders of record as of February 22, 2005 and filed with the Securities and Exchange Commission (the "SEC") on or about February 23, 2005.

     On or after the tenth (10th) day after this Information Statement has been mailed to stockholders, Fast Eddie Racing Stables, Inc., a Florida corporation ("FERS"), its majority shareholder (the "FERS Shareholder"), FERS' wholly owned subsidiary, FERS Acquisition Corp., a Delaware corporation ("FERS Acquisition"), and Duncan Capital Financial Group, Inc., a Delaware corporation, ("DCFG") plan to consummate the transaction set forth in a certain Agreement and Plan of Reorganization ("Agreement").

     Pursuant to the Agreement, FERS Acquisition will be merged with and into DCFG in accordance with the terms and conditions set forth in the aforesaid Agreement.

     A description of the Agreement will be filed on a Form 8-K and such description is incorporated in its entirety therein.

            We expect that Glenn A. Little will resign as the sole director of the Board of FERS and be replaced by Richard E. Stierwalt and Richard Berman. The change in directors is expected to occur upon the closing of the contemplated transaction.

     No action is required by the stockholders of FERS in connection with this Information Statement. However, Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to FERS stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of FERS' directors occurs (otherwise than at a meeting of FERS stockholders).

     THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF FERS DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

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                              TRANSACTION WITH DCFG

     On February 18, 2005, FERS, the FERS Shareholder, FERS Acquisition and DCFG entered into the Agreement. A description of the Agreement is set forth in the Form 8-K filed by FERS on February 23, 2005 and such description is incorporated in its entirety therein.

     Upon the consummation of the transactions contemplated by the Agreement (the "Closing"), DCFG's common stock shall be exchanged, by virtue of the merger, for an aggregate of twelve million forty thousand fully paid and nonassessable shares of FERS common stock, on the basis of one share of FERS common stock for each share of DCFG common stock issued and outstanding, without any action on the part of the holders thereof. The transactions contemplated by the Agreement are intended to be exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2)thereof.

     Immediately prior to the Closing, 834,000 shares of common stock of FERS will be issued and outstanding. Accordingly, immediately following the Closing, the holders of DCFG's common stock will own in the aggregate approximately 93.5% of the issued and outstanding shares of the FERS' common stock, and the existing stockholders of FERS will own approximately 6.5% of the issued and outstanding shares of the FERS' common stock.

     FERS is currently a public "shell" company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which FERS would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.

     DCFG was established in November 2004 to acquire pension administration and investment management organizations.

                                VOTING SECURITIES

        After giving effect to the 1:20 reverse split previously approved by FERS which is anticipated to become effective on February 24, 2005 ("Reverse Split"), there will be 250,006 shares of FERS common stock outstanding. After giving effect to certain anticipated issuances of our common stock prior to the Closing, a total of 834,000 of FERS common stock are anticipated to be issued and outstanding immediately prior to the Closing. Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth, as of the date of hereof and prior to giving effect to the Reverse Split and stock issuances described above, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding common stock of FERS. Also included are the shares held by all executive officers and directors as a group.

 Name and Address                      Number of Shares            % of Class
 ----------------                      ----------------            ----------
Glenn A. Little                           3,554,500                   71%
211 West Wall
Midland, Texas 79701

All Directors and
 Executive Officers (1 person)            3,554,500                   71%

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                                CHANGE OF CONTROL

     The following summary of the Agreement is a summary and is qualified in its entirety by references to the description of the Agreement which we will file on Form 8-K with the SEC.

                                     GENERAL

     On February 18, 2005, FERS entered into the Agreement with DCFG under which FERS Acquisition would be merged with and into DCFG (the "Merger"). If consummated, the common shareholders of DCFG will, collectively, acquire a controlling interest in FERS as described below.

     As of February 22, 2005, FERS has 100,000,000 authorized shares of its common stock. Immediately prior to the closing, FERS will have 834,000 shares of FERS Common Stock issued and outstanding. If the Merger is approved by DCFG's shareholders, holders of DCFG common stock, each of which is an accredited investor, will have their shares converted on a 1:1 basis into an aggregate of 12,040,000 newly-issued unregistered shares of FERS common stock. Accordingly, at the effective time of the Merger, holders of DCFG common stock would control approximately 93.5% of the issued and outstanding FERS common stock. In addition, at the closing of the Merger, the Glenn A. Little, the sole director and executive officer of FERS will be entitled to an advisory and consulting fee of $200,000 from FERS in connection with the transactions contemplated hereby (the "FERS Shareholder Payment").

     The closing of the transaction is conditioned upon approval of the Merger by the shareholders of DCFG and DCFG being satisfied with the results of its business, legal and financial due diligence examination of FERS.

     The Board of Directors of FERS approved the Company's entry into the agreement.

     If and when the transaction is consummated and upon compliance with all applicable rules and regulations, the existing directors and executive officers will resign and DCFG will assume control of FERS' Board of Directors.

                        CHANGES TO THE BOARD OF DIRECTORS

     The sole executive officer and director of FERS is Glenn A. Little, who will resign in accordance with the terms and conditions of the Agreement and release all claims for salaries, benefits or otherwise, against FERS other than the FERS Shareholder Payment. Prior to his resignations, Glenn A. Little shall cause persons designated by DCFG to become new directors of FERS.

     We expect that upon the resignation of Glenn A. Little, the FERS Board of Directors will be replaced by Richard E. Stierwalt and Richard Berman (the "Incoming Directors"). The change in directors is expected to occur simultaneously with the Closing under the Agreement. This step is expected to be accomplished by written consent of the Board.

     DCFG has advised us that, to the best of its knowledge, except as set forth below, none of the Incoming Directors is currently a director of, or holds any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the director designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years,

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
except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

              The new members of the Board of FERS are as follows:

          Name                  Age                     Position
          ----                  ---                     --------
     Richard E. Stierwalt       50              President, Chief Executive
                                                Officer and a Director
     Richard Berman             62              Chairman of the Board and a
                                                Director

     Richard E. Stierwalt has been the President, Chief Executive Officer and a Director of DCFG since November 24, 2004. Prior to joining DCFG, Richard E. Stierwalt was the Managing Partner of New Shorehaven, LLC. Mr. Stierwalt is also Vice Chairman on the Board of Directors of the Saratoga Group of Mutual Funds and an owner of its management company Saratoga Capital Management. From 1998 to 2003, Mr. Stierwalt was the Chief Executive Officer of Orbitex Financial Services Group. Previously, he was the President of BISYS Investment Services, a NYSE- listed firm. Prior to the March 1995 merger of Concord Holding Corporation with BISYS Fund Services, he was Chairman of the Board and Chief Executive Officer of Concord Holding Corporation. Mr. Stierwalt received an associate degree in banking and finance and a BA in management from the University of Indianapolis. He attended the Stonier Graduate School of Banking at Rutgers University and is an OPM graduate of Harvard University. He serves on the Board of Trustees and Chairs Finance at the University of Indianapolis and Chairs the Capital Campaign at East Avenue United Methodist Church. He also serves on the Board of Directors of: Biomega Laboratories, We Are Family Foundation, and Harborside Resort.

     Richard Berman has been Chairman of the Board of Directors and a Director of DCFG since November 24, 2004. Since 2000 Mr. Berman has served as a professional director of Dyadic International, Inc., International Microcomputer Software, Inc., Internet Commerce Corporation, MediaBay, Inc., NexMed, Inc. and GVI Security Solutions, Inc. From 1998 to 2000 Mr. Berman was Chairman and CEO of Internet Commerce Corporation. He is also Chairman of Candidate Resources, Inc. He is a past Director of the Stern School of Business of NYU from which he received a B.S. and an M.B.A. He also has U.S. and foreign law degrees from Boston College and The Hague Academy of International Law, respectively.

BOARD AND COMMITTEE MEETINGS

     Since August 4, 2004, FERS has had only one director. The Board of Directors does not have any committees.

COMPENSATION

     No officer or director has received any compensation from FERS other than the FERS Shareholder Payment.

LEGAL PROCEEDINGS

     FERS is not aware of any legal proceedings in which any director, officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of FERS, or any affiliate of any such director, officer, affiliate of FERS or security holder is a party adverse to FERS or has a material interest adverse to FERS.

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
             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16 (a) of the Securities Exchange Act of 1934 requires FERS' directors and executive officers and persons who own more than ten percent of a registered class of FERS' equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of FERS. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish FERS with copies of all
Section 16 (a)forms they file.

     To FERS' knowledge, as of the date of this filing, certain required report filings have not been filed.

                                    SIGNATURE

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        By: /s/ Glenn A. Little
                                           ------------------------------
                                        Name:  Glenn A. Little
                                        Title: President

Dated: February 23, 2005

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